SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ANIXTER INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

035290105

(CUSIP Number)

Joseph Miron, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

(312) 454-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	SCHEDULE 13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KMJZ INVESTMENTS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 526,277
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 526,277

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,277
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SIT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 362,147
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 362,147

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ALPHA, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/ZFT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 55,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 55,588

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SZ INTERVIVOS QTIP TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KZ 2007 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KZ 2007 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MZ 2007 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MZ 2007 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JZ 2007 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JZ 2007 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHAI TRUST COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,148,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,148,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,148,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMSTOCK/SZRT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,329,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,329,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 15 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,344,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,344,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 16 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SAMUEL ZELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,344,098
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,344,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,344,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 17 of 23 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZELL FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,147,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,147,940
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 33,827,906 shares of Common Stock (as defined herein) outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

CUSIP No. 035290105	SCHEDULE 13D	Page 18 of 23 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the shares of Common Stock, $1.00 par value per share (“Common Stock”), of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026. This Amendment No. 2 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on November 12, 2019 as amended by Amendment No. 1 to Schedule 13D filed on January 16, 2020 (the “13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a-c) is hereby amended by adding the following information:

(a-c) The following entities are added to the definition of Reporting Persons: (i) KZ Holdings, LLC, a Delaware limited liability company (“KZ Holdings”); (ii) KZ 2007 Trust, a trust organized in Illinois (“KZ Trust”) and the sole member of KZ Holdings; (iii) MZ 2007 Holdings, LLC, a Delaware limited liability company (“MZ Holdings”); (iv) MZ 2007 Trust, a trust organized in Illinois (“MZ Trust”) and the sole member of MZ Holdings; (v) JZ 2007 Holdings, LLC, a Delaware limited liability company (“JZ Holdings”); and (vi) JZ 2007 Trust, a trust organized in Illinois (“JZ Trust”) and the sole member of JZ Holdings. Chai Trust is the trustee of KZ Trust, MZ Trust, and JZ Trust. In such capacity, Chai Trust may be deemed to beneficially own the shares Common Stock held directly by KZ Holdings, MZ Holdings, and JZ Holdings.

The executive officers of each of KZ Holdings, MZ Holdings and JZ Holdings are:

Samuel Zell	President. Mr. Zell is also Chairman and Chief Executive Officer of the Equity Group Investments, a division of Chai Trust (“EGI”).
Mark R. Sotir	Vice President. Mr. Sotir is also President of EGI.
Philip G. Tinkler	Vice President and Treasurer.
Joseph Miron	Vice President and Secretary.

The officers and senior managing directors of Chai Trust are as follows:

Scott R. Peppet	President and Senior Managing Director. Mr. Peppet also serves on the Issuer’s board of directors.
Mark R. Sotir	Chief Operating Officer, Vice President and Senior Managing Director. Mr. Sotir is also President of EGI.
Philip G. Tinkler	Chief Financial Officer.
Joseph Miron	Chief Legal Officer.
James G. Bunegar	Chief Compliance Officer, Assistant Trust Officer and Treasurer.
Robert M. Levin	Senior Trust Officer and Senior Managing Director. Mr. Levin is also of counsel in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
Lucille McFarland	Controller and Assistant Secretary.
Carleen L. Schreder	Secretary. Ms. Schreder is also a partner in the law firm Levin, Schreder & Carey, Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
Thomas P. Heneghan	Senior Managing Director. Mr. Heneghan is also the Chief Executive Officer of Equity International, a private equity firm.

CUSIP No. 035290105	SCHEDULE 13D	Page 19 of 23 Pages

David J. Contis	Senior Managing Director. Mr. Contis is also a Principal at Agora Advisors, Inc., whose address is 5421 Kietzke Lane, Suite 100, Reno, NV 89511.
Suzanne Campion	Senior Managing Director. Ms. Campion is also an executive recruiter.
JoAnn Zell	Senior Managing Director. Ms. Zell is also a physician.
Matthew Zell	Senior Managing Director. Mr. Zell is also a high school teacher.

Item 4.	PURPOSE OF TRANSACTION

Item 4(a-j) of the 13D is hereby amended and supplemented as follows:

On February 11, 2020, SZRT gifted 40,000 shares of Common Stock to each of KZ Holdings, MZ Holdings, and JZ Holdings. Each of KZ Holdings, MZ Holdings and JZ Holdings signed a joinder to the WESCO Voting Agreement.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by changing the first paragraph of Item 5 paragraph (a, b) of Item 5 to read as follows:

(a, b) As of the date hereof, Chai Trust may be deemed to be the beneficial owner of 1,148,299 shares of Common Stock (approximately 3.4% of the total number of shares of Common Stock outstanding). This amount includes: (i) 526,277 Shares beneficially owned by KMJZ (approximately 1.6% of the total number of shares of Common Stock outstanding); (ii) 362,147 shares of Common Stock beneficially owned by SIT (approximately 1.1% of the total number of shares of Common Stock outstanding); (iii) 55,587 shares of Common Stock beneficially owned by Alpha (approximately 0.2% of the total number of shares of Common Stock outstanding); (iv) 55,588 shares of Common Stock beneficially owned by ZFT (approximately 0.2% of the total number of shares of Common Stock outstanding); (v) 28,700 shares of Common Stock held by QTIP (approximately 0.1% of the total number of shares of Common Stock outstanding); (vi) 40,000 shares held by KZ Holdings (approximately 0.1% of the total number of shares of Common Stock outstanding); (vii) 40,000 shares held by MZ Holdings (approximately 0.1% of the total number of shares of Common Stock outstanding); and (viii) 40,000 shares held by JZ Holdings (approximately 0.1% of the total number of shares of Common Stock outstanding). Chai Trust shares voting and dispositive power with each of KMJZ, SIT, Alpha, QTIP and ZFT with respect to the shares of Common Stock held by each of KMJZ, SIT, Alpha, QTIP, and ZFT, respectively. As of the date hereof, each of the Revocable Trust and Samuel Zell may be deemed to be the beneficial owner of 1,344,098 (approximately 4.0% of the total number of shares of Common Stock outstanding including (i) 14,666 shares of Common Stock held directly by the Revocable Trust (approximately 0.0% of the total number of shares of Common Stock outstanding) and (ii) 1,329,432 shares of Common Stock held directly by SZRT (approximately 3.9% of the total number of shares of Common Stock outstanding). The Zell Family Foundation beneficially owns 1,147,940 shares of Common Stock (approximately 3.4% of the total number of shares of Common Stock outstanding). The foregoing beneficial ownership percentages are based on 33,827,906 shares of Common Stock outstanding on December 31, 2019, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on January 3, 2020.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding the following additional exhibit:

Exhibit 7.	Amended and Restated Joint Filing Agreement

CUSIP No. 035290105	SCHEDULE 13D	Page 20 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2020

KMJZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Vice President

KZ 2007 TRUST
MZ 2007 TRUST
JZ 2007 TRUST
SZ INTERVIVOS QTIP TRUST

By:	/s/ CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Chief Financial Officer

KZ 2007 HOLDINGS, LLC
MZ 2007 HOLDINGS, LLC
JZ 2007 HOLDINGS, LLC

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Vice President

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Chief Financial Officer

/s/ SAMUEL ZELL
Samuel Zell

CUSIP No. 035290105	SCHEDULE 13D	Page 21 of 23 Pages

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL
Samuel Zell, as Trustee

SAMSTOCK/SZRT, L.L.C.

By: SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL
Samuel Zell, as Trustee

ZELL FAMILY FOUNDATION

By:	/s/ SAMUEL ZELL
President

CUSIP No. 035290105	SCHEDULE 13D	Page 22 of 23 Pages

EXHIBIT 7

AMENDED AND RESTATED JOINT FILING AGREEMENT

The undersigned agree that the Amendment No. 2 to the statement on Schedule 13D with respect to the Common Stock, par value $1.00 per share, of Anixter International Inc., a Delaware corporation and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: February 18, 2020

KMJZ INVESTMENTS, L.L.C.
SAMSTOCK/SIT, L.L.C.
SAMSTOCK/ALPHA, L.L.C.
SAMSTOCK/ZFT, L.L.C.

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Vice President

KZ 2007 TRUST
MZ 2007 TRUST
JZ 2007 TRUST
SZ INTERVIVOS QTIP TRUST

By:	/s/ CHAI TRUST COMPANY, LLC, its trustee

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Chief Financial Officer

KZ 2007 HOLDINGS, LLC
MZ 2007 HOLDINGS, LLC
JZ 2007 HOLDINGS, LLC

By:	/s/ PHILIP G. TINKLER

Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 035290105	SCHEDULE 13D	Page 23 of 23 Pages

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Chief Financial Officer

/s/ SAMUEL ZELL
Samuel Zell

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL
Samuel Zell, as Trustee

SAMSTOCK/SZRT, L.L.C.

By: SAMUEL ZELL REVOCABLE TRUST

By:	/s/ Samuel Zell
Samuel Zell, as Trustee

ZELL FAMILY FOUNDATION

By:	/s/ Samuel Zell
President